For the six-month period ended (a) 5/30/98
File number (c) 811-3264

                          SUB-ITEM 77M
               Terms of New or Amended Securities

     On January 30, 1998, the Short-Intermediate Term Series, a Series of Prudential Government Securities Trust (The Registrant), acquired all the net assets of The BlackRock Government Income Trust pursuant to a plan of reorganization approved by The BlackRock Government Income Trust shareholders on January 23, 1998. The reorganization was approved by the Trustees of the Registrant on October 23, 1997 but did not require the approval of the Registrant's shareholders. The acquisition was accomplished on January 30, 1998, by a tax-free exchange of Class A shares of The Short-Intermediate Term Series for the net assets The BlackRock Government Income Trust.